UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
MainStay MacKay Municipal Income Opportunities Fund
(Name of Issuer)
Class A1 Common Shares
(Title of Class of Securities)
56062L209
(CUSIP Number)
New York Life Investment Management LLC
51 Madison Ave
New York, NY 10010
Attention: Kevin M. Bopp
201-685-6187
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 25, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 56062L209

1	NAME OF REPORTING PERSON: New York Life Investment Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2206685
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 56062L209
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (the Schedule 13D) relates to Class A1 common shares (Class A1 Shares) of MainStay MacKay Municipal Income Opportunities Fund (the Issuer or Fund), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the Investment Company Act), as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at 51 Madison Ave, New York, NY 10010
ITEM 2.	IDENTITY AND BACKGROUND:
(a) New York Life Investment Management LLC (NYLIM)

(b) 51 Madison Ave, New York, NY 10010

(c) NYLIM is a registered investment adviser and serves as investment adviser to the Issuer.

(d) None

(e) None

(f) NYLIM is organized in the State of Delaware

NYLIMs sole member and sole interest holder is New York Life Investment Management Holdings LLC, a Delaware limited liability company whose business address is 51 Madison Ave, New York, NY 10010. New York Life Investment Management Holdings LLC has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The directors and executive officers of NYLIM and New York Life Investment Management Holdings LLC are listed in Exhibit A.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
On March 25, 2024, in order to launch the Funds Class A1 Shares, NYLIM provided a seed investment in the Fund by acquiring 2,500 Class A1 Shares for $10.00 per share (the Seed Investment). The funds used to purchase the shares of Issuers Class A1 Shares in the above transaction were from existing available operating capital of NYLIM, and none of the consideration for such shares was represented by borrowed funds.
ITEM 4.	PURPOSE OF TRANSACTION:
The reported securities were acquired solely to seed and support the Fund.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b) The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.

(c) Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in Class A1 Shares of the Issuer during the past 60 days.

(d) Not Applicable

(e) Not Applicable
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The relationship between NYLIM and New York Life Investment Management Holdings LLC is described in response to Item 2.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit A: NYLIM and New York Life Investment Management Holdings LLC Executive Officers and Directors

CUSIP No.: 56062L209
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 08 2024	New York Life Investment Management LLC By: /s/ Kirk Lehneis Name: Kirk Lehneis Title: Chief Operating Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 56062L209
Exhibit A

New York Life Investment Management Holdings LLC

Executive Officers and Directors

Naim Abou-Jaoude
Chairman, Chief Executive Officer and Chairman of NYLIM International

Francis Michael Harte
Senior Managing Director, Chief Financial Officer and Treasurer, Manager

Alain M. Karaoglan
Manager

Anthony R. Malloy
Manager

Kevin M. Bopp
Senior Vice President and Chief Compliance Officer

Maureen A. Cronin
Senior Vice President, General Counsel and Assistant Secretary

Kirk C. Lehneis
Senior Managing Director and Chief Operating Officer

John (Jac) McLean
Senior Managing Director and Head of US Distribution

Jae Yoon
Senior Managing Director, Chief Investment Officer and Chairman of NYLIM Asia

New York Life Investment Management LLC

Executive Officers and Directors

Naim Abou-Jaoude
Chairman, Chief Executive Officer and Chairman of NYLIM International

Francis Michael Harte
Senior Managing Director, Chief Financial Officer and Treasurer, Manager

Alain M. Karaoglan
Manager

Anthony R. Malloy
Manager

Kevin M. Bopp
Senior Vice President and Chief Compliance Officer

Maureen A. Cronin
Senior Vice President, General Counsel and Assistant Secretary

Kirk C. Lehneis
Senior Managing Director and Chief Operating Officer

John (Jac) McLean
Senior Managing Director and Head of US Distribution

Jae Yoon
Senior Managing Director, Chief Investment Officer and Chairman of NYLIM Asia